Filed by REE Automotive Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 10X Capital Venture Acquisition Corp

Commission File No. 001-39737

Date: February 24, 2021

Daniel Barel on Benzinga –Interview Transcript

Mitch Hoch, Benzinga

So let's go ahead and let's get into our interview today, don't want to hold them up, already getting towards that 11:17 time, I know there's a lot of people already mentioning in the chat, but I thought, you know, some people don't really understand what this company is really about. So I thought there would really be kind of no better way than to go ahead and show who REE is. And so I'm going to go ahead and play a little video here for you guys. You guys let me know what you guys think in the chat.

[plays REE marketing video on screen]

Alright guys looks like I had a little issue there with the audio I'm gonna go ahead and play this again. Let's do it the right way, let's do it right, let's play this all over again here, so you guys can get excited for this interview.

[plays same REE marketing video on screen with music overlaid]

Go! There you go, there you go guys. So hey, I'm super excited to get right to the interview. I'll let Chris introduce here, and we'll get right into the interview. Sorry about the sound issue there guys, at the end of the day I wanted to play it right so played it over. Well let's get right into our interview, Chris go ahead and bring on Daniel for us.

Chris Katje, Benzinga

All right guys yeah so you know after watching that video super excited about our interview today so we have Daniel Barel, the Co-Founder and Chief Executive Officer of REE Automotive joining us on the show. So this is revolutionising the E mobility industry through that modular technology which you saw in that video. You know, so welcome to the show, Daniel Barel from REE Automotive.

Daniel Barel, CEO of REE Automotive

I thank you for having me. Great to be here.

Mitch Hoch, Benzinga

Welcome. Welcome. So we’ll get right to the questions here, I'll let Chris get into some and then I'll be back with some of my own. So have fun.

Chris Katje, Benzinga

All right, Daniel so you know I prefer – so REE Automotive going public, and the ticker is VCVC – so you know the question we ask people that come on the show, you know, with different options, a traditional IPO versus a SPAC, what why a SPAC deal to bring REE Automotive public?

Daniel Barel, CEO of REE Automotive

That's a good one. I mean, a thing that - the reason we decided to go public via SPAC is because you can get much faster to the market and, more importantly, you can choose your running partners. And, you know, we were fortunate, very fortunate to meet the guys at 10X, who are together, we form an amazing team and I think, you know, having the ability to choose your running partner, to choosing the time, and to be able to execute much faster to the market are key in executing our long term strategies.

Chris Katje, Benzinga

Perfect so you know I see you've got huge backing some of these investors you know jump off the page, we've got a Mitsubishi, American Axle, Magnet. Can you talk a little bit about some of your key investors and what that means for the validation of your company?

Daniel Barel, CEO of REE Automotive

Sure. We're set up to build you know something that's gonna last here for at least this century, and a new platform, a new mobility, that everybody can build upon. You need to build a very, very strong network and very, very strong partnerships in order to build something that big, that important. And I don't think anybody can do that alone, right. And we've been busy in the past few years building our partnership network, which we're very proud of, we have a very extensive network of partners that have joined us over the years. So you've mentioned a few like American Axle and Mitsubishi Corporation. Mitsubishi Corporation, people might not know, are not only the parent company of Mitsubishi Motors which is part of Alliance Group – Renault, Nissan, Mitsubishi – but also the biggest shareholder of Isuzu Trucks. And American Axle and Mitsubishi Corporation actually joined us a few years ago as part of a private round after evaluating the technology and becoming a partner of us on the strategic part of it, with very strong collaboration together also with the world's largest gear manufacturer, Recarchy [sic], which is part of the Honda ecosystem. And as time went by, more and more partners have evaluated the technology and asked to join as suppliers and partners in building this. The latest one that join our pipe is, as you mentioned, Magnet.

Chris Katje, Benzinga

Awesome, so you know we watched that video, you know we before we brought you on, you know some people may not be aware of what they were looking at there, so this flat modular platform, you're the only fully horizontal player. You know, what does that mean for investors and can you kind of walk us through what we saw in that video.

Daniel Barel, CEO of REE Automotive

Sure, sure. So, first of all, you saw in the video right you've seen the most modular, most advanced EV platform. And an EV platform is basically what you build upon, the vehicle and services. So, you know, back in the day when we had horses and carriages, and then we move to automobiles, we actually some of them actually - I think it was built in Utah - had head of a horse, a fake, of course, just in front of the automobile just in order to get people more familiar with that. But the first cars, the first automobiles, very very much resembled horses and carriages. And ever since we’ve been building cars more or less the same way, because if you think about it, an EV today is basically a regular car, internal combustion engine, yes, but you've taken the internal combustion engine out and replaced it with an electric motor, but the rest remains the same - the suspension, the steering, the braking, even the way we package everything in between the front axle and the rear axle, the front and rear wheels remains the same. And that really, really limits our ability to build modular vehicles. What I mean by modular is for example if you'd like your current vehicle to be changed, at let's say the wheelbase by six seven inches. It's about a billion dollar investment and eight to 10 years in development, that's the amount of time and resources it takes to build a new platform because you can't simply change it by six, seven inches. Now, we see that the world has been moving towards different sizes and different kinds of vehicles around the world, and we see different shapes, different kinds. But it takes so long to bring them on. So we decided to create a brand new technology that allows for that modularity. We're actually very very modular, up to the fact that we're agnostic to both size, battery, or fuel cell energy source and the driver. We can have our vehicles at any size, shape and we can run by any kind of battery or fuel cell, and it can be driven autonomously or manually. Now, why is it so unique, it is unique because we're the only player in the market that is fully horizontally integrated, meaning we are all market segments at the same time. We're not confined by let's say class one or SUVs, or small large or class eight trucks. We can do them all. We literally are doing them all and if you go and look at the investor deck you'll see the diversity of our orderbook.

Chris Katje, Benzinga

Perfect for yeah the thing that jumped out for me I saw that agnostic approach which you just talked about - the who or what wins targeting startups and incumbents - and also focused on battery and fuel cell technology so kind of hitting everything you alluded to that class one to class eight. Can you talk you know a little bit about those different markets. Where are you seeing the demand, you know from your customers from class one all the way to class eight.

Daniel Barel, CEO of REE Automotive

Sure. So first and foremost we currently are concentrating on the commercial and mobility as a service segments. We believe that these segments are growing exponentially year over year, and the commercial business, commercial vehicles is, I believe is the backbone of our economics and society. And these markets are growing margins that are higher than private vehicles and we're concentrating there. We see a huge, huge demand for vehicles in different sizes and shapes across all categories, we currently are working on things from very small vehicles, under one ton, all the way to class six and up, and the diversity of that we see from our customer that someone - for example let's say that you're wanting to build a global fleet, let's say you are a global player, and you want to have one vehicle across the world but you can'. You can't you can't use the same vehicle in the US size in Europe, it's too big, it won't be able to turn, and you can't take it to take it to Tokyo, Mumbai because it just won't fit in that streets. So you can't build a different vehicle the same size, with different size, right we said it's a billion dollar and 10 years in development for each change, so you end up buying different kind of vehicles with different brands and increasing your total cost of ownership and increasing the complexity of managing that. Where we come and say we’ll give you the exact same vehicle, the exact same corners in different sizes. Once you look at it, it may be similar to, let's say Intel. Intel might, for this example I have, might have let's say three different families of processes right. The very energy efficient one might go to laptops. The high performance one will go to desktop and the ultra fast one to data centers, right and then you've got different permutation between each of those right because when you buy a Dell or any other kind of laptop, you know that you most likely have an Intel inside right there. And our approach is very similar, we call it power by ring. We have four different families of corners that allows us to address the entire market, but we have different permutation regarding to what you want. For example we can have four wheel drive and four wheel steer, we can have four wheel drive and rear steer, but also we can have all wheel drive, all wheel steer. It's all by wire, it's all configurable and the most important part, it reduces dramatically the total cost of ownership. When you look at it and when you are in that B2B business. I don't think there's anything more important than the total cost of ownership, safety and reliability.

Chris Katje, Benzinga

Awesome, so you know I see some questions in the chat here too about this next topic I wanted to bring up, we've seen so many of these electric vehicle companies come to market, especially via SPAC and you know what jumps out from REE Automotive is $5.1 billion in signed deals. Can you walk us through, you know, what do these deals look like, how are they kind of split up, you know among different customers, are they coming from some of those investors, and what does the timeline look like for those signed deals.

Daniel Barel, CEO of REE Automotive

So, naturally I can go on to a certain extent of what we can share this point, we don't want to ruin the surprise for what’s yet to come, but those deals are what you meant in terms of the 5.1 I’ll build or consider build upon signed MOUs and other agreements, right. And this is from a large number of customers, we're talking about 14 different players that we’re engaged with building up that stream. And I think that's even in the later part of the investor deck that everybody can go up and see the breakdown. And there's a very nice chart that shows the different segmentation of each part as, years go, grow, and you can see that we're not dependent in on any specific market segment which makes us, in my view, for lack of a better word inevitable, where we're existing today in all relevant market segments for us. Commercial and mobility as a service business as well as with a diversity of customers and partners.

Chris Katje, Benzinga

Perfect. So, you know, I see 260,000 units signed a huge advanced pipeline, possibly 477,000 more units and $14 billion more in additional orders, you know, how do we get those deals signed and what may that timeline look like if you can give us a little bit of color, I know you can't break down specifics for us here.

Daniel Barel, CEO of REE Automotive

I would love to. We chose when we started to do, to go on the SPAC path, we chose a different slightly different path, in a sense of how do we want to show our order book and instead of having, you know, a top down approach of market penetration or year over the year extrapolations, we decided to show only what is a signed MOU or advance pipeline, advanced pipeline or advanced negotiation. We're in talks with a lot of players in the market for a long time, some quite a few years, and these discussions are maturing into agreement as time goes by, when we get to know each other, they've evaluated technology for a long time we are becoming, we are aligning our interests, and we're moving into signing. And we have quite a good record of, I would say, converting our advanced pipeline into signed MOUs and agreements, because we are, these are long term relationships that we are having with those customers and partners. Now, the fact that we are speaking with a very big variety of those players right, everything from last mile deliveries, mid mile deliveries, logistics, robotics autonomy, so on and so forth, gives us a very big understanding, a very deep understanding on the market, and how it works and what our customers are looking for, and it allows us to create a very unique offering for that. Which is actually built upon something which is quite unique to us, which is our capex light model, our ability to take this to market, right, because at the end of the day, regardless to how amazing your technology is, if you can't bring it to market, you've not really done anything right? And we spent the past few years in building that ability, that network of tier ones that are exclusive with us. A completely closed network that allows us to manufacture in almost 30 countries around the world in hundreds of production lines, where we take those sub components, sub systems from our tier one partners and we assemble them at the point of sale. So we have, we're going to build roughly 15 Integration Center assembly lines, if you'd like, around the world in the next five years. And these are going to support the order book that you see which is just short of $20 billion community [sic] for the next five years is $19.1 billion dollars, out of which around a third, just under a third in terms of revenue and more than a third in terms of quantity is already signed in MOUs.

Mitch Hoch, Benzinga

Alright so I'm gonna jump in here and I'm going to pull the investment deck, similar to what you were just talking about. And this was really interesting for me with the integration centers, and the plan for those 15 integrations by 2026. And so, how is this really gonna help the business being kind of more in an international base than just being in the US base here.

Daniel Barel, CEO of REE Automotive

Right. So, if you look at tier ones, tier twos in the world, basically they operate at about 70% capacity, 71 to 74%, which basically means you got about 30% free capacity. Right. So, what does it mean it means let's say you've got a plan, you've got 10 lines in that plant, and seven of lines of those plants are busy and three lines of that plan are standing idle, right and that fluctuates a little bit but this is the case today. Now, the problem for most manufacturers out there, most EV players like us is that there is not enough capacity in one place, from all of them, so you have to build. You have to build new plants, these costs billions, right and we all know the different plants, everybody else on the market builds now that for billions and billions of dollars. Now, our approach is different, we're saying, we don't need you to invest capital, we don't need you to invest capital at all. We'll utilize the current production capacity on free capacity, regardless of where it is in the world, we'll use two production lines at point A, three at point B, and five at point C. We are shipping them to our own Integration Center which are not requiring any hard machinery, right it's basically an assembly line. So we're actually capitalizing on the investment of capital the tier ones have already made in their plants which is up and running and ready, actually waiting for work. Right. And this approach is really characteristic to us because one of our goals is to complete, not to compete -- we're not competing with anybody, we're completing. So, let's look at this, for example. We're not competing with tier ones, we're actually completing them, we're utilizing their free capacity instead of creating new capacity and competing with them. We're not competing with car manufacturers, OEMs or anybody else, because we build only the platform, which is about 60% of the cost of the vehicle and the many of the complexity is there, but we don't put our brand on top. Again very similar to Intel, you've got a Lenovo an HP or a Dell, there is the logo behind. But, Intel has a small sticker says Intel inside right, so we've got a “Powered by REE” but we don't hold the brand. We don't compete with anybody else, neither on the servers, nor the top and or the body of the build. We complete, we allow them to get much faster to market.

Chris Katje, Benzinga

Yeah. Excellent. To get -

Daniel Barel, CEO of REE Automotive

Just to answer the question. The 15 integrations are going to be global. So we're going to have a global footprint in the next five years. The first one is going to start in the US, second one in Europe, third one, in Japan. And then we're going to keep on building 15 of those all around the world. So, even now we have one of the largest supply chains in the industry. This is how you execute.

Mitch Hoch, Benzinga

Yeah, I think this is definitely going to help you with that reach. Another thing that I wanted to get into was kind of the you know the go to market you know relative to the new mobility players, and we don't have to really talk too much about the competition but some of the things that I'd like to point out, are kind of the number of platforms immediately stands out to me, and then comparing the enterprise value because of those platforms. [pulling up investor deck] And so, like, we could look at one right next to each other here. So, you know, three to two and then you look at the enterprise value, there's 3.1 billion compared to 16.9 billion. And with the addressable market being almost, almost double that. So, can you explain to us how do you guys see yourself comparing to some of these companies, you don't have to go into specifics but just, why do you guys differentiate.

Daniel Barel, CEO of REE Automotive

I mean, one, I don't look at any of those as competitors as you actually work with each of those, and get them faster to market and right, and we're just, you know, swimming in the same pool at this point. I actually look at the number of platforms, the TAM, the total addressable market, which we have the probably the biggest one as you can see there. And the fact that we got the biggest traction for the market, in terms of the companies that are backing us and validating the technology, day after day, and driving us further to market now. We are different. We are so different, only because the fact that we are very vertical, we are, as you said, as we said before, we are vertically integrated as opposed to horizontally, everybody else being horizontally integrated are very very limited in their segment, one because they have to do everything, they have to do the drive and suspension, but also the headlights, the infotainment and very fact [sic]. Right. And that takes a lot of a lot of effort, and only the big guys right the the GM and Fords of the world can exist in multiple segments. All the others are basically existing in one or two segments, because we're concentrating only at the platform level, which is basically everything that makes it a cargo, it's a full system, but we're not dealing with the top hat, we're not dealing with the interior etc. It allows us to look at the entire market. This is why you see such a big TAM, such big total addressable market. And this allows us to, to tackle it together, of course, based on the fact that we have so many platforms and the fact that we show three is great but, again, the fact that we are so modular allows us to create far bigger numbers than three, it's actually an unlimited number now. Just to put things in perspective, three platforms is more or less equivalent to an investment of somewhere between $4-5 billion in 12 years in development for any other player.

Mitch Hoch, Benzinga

Yeah, excellent there. So one last thing that I kind of want to mention and kind of get into was the fact that you know I've been seeing the move kind of shifting into what I think will be first would be more very retrofitting for companies that want to go into that carbon, carbon neutral. Do you think carbon neutral is really going to play a factor in 2021.

Daniel Barel, CEO of REE Automotive

Yeah, absolutely. It's not what I think, we already see the change for carbon neutral today. We also see the commitments. People understand, I mean, just last week we saw so many announcements of major players in automotive becoming full electric in the next five years and some 10 years right, which in five years in automotive is tomorrow. And when we see that shift today, that shift is generated, not because of the supply part, it's actually derived from the demand part, right, the customers that are interested in in clean vehicles. Cities today's regulations are changing, and requiring cleaner vehicles to enter certain areas, requiring zero emissions in certain areas etc. and companies all across the world and especially in the US, understanding they have to start today in order to meet those demands, and with all honesty, I'm not aware of anybody who can do it faster for them than us and our technology.

Chris Katje, Benzinga

Perfect. So, I'm gonna hop back in here. You know we talked about financials a little bit. We hit on the the revenue side of things I was wondering if we can drop down a little bit. So I see profitability predicted for fiscal 2024. Can you walk us through a little bit of what kind of scale you need to hit to get to those profitable levels.

Daniel Barel, CEO of REE Automotive

Sure. And I think we can pull up that slide so everybody can see, our margins are high. Our margins are high because we are concentrating on the platform, and we are utilizing our network of partners, so we don't have to require a massive capital investment like everybody else, so we can get to profitability much faster than everybody else, because our capex requirements are lower, that's one. And second, the fact that for everybody else, if you try to change something, right, it would make things more expensive. For us there is no change in price if you make a change, it doesn't add price or reduces the price, but we're creating the best vehicle for our customers and that allows us to tackle that much faster. So, by, I think, to answer your question, our unit economics are profitable from day one. We are not running non-profitable programs. I hope everybody's doing the same, it doesn't make any other sense to do so. But when you go to a certain scale, right, then you become profitable to see in 2024, when we're getting to the numbers that people see on the screen. Now, our cost structure is unique because for example, one of our main partners that we've announced an MOU with a couple of months ago, people don't know in the US is Mahindra. Mahindra is one of the biggest Indian manufacturers, and not only that, they're the oldest EV players, they started using EV's back in 1999. Now, Mahindra are selling an EV in India for roughly $4,000. Now, I'm not sure that that vehicle can be sold in the US, but think about the ability to sell after profit at $4,000. Now, the ability to work with Mahindra, to manufacture together with them, this is the MOU that we’ve signed, right part of it, allows us a very unique cost structure that allows us to drive our costs even further down and get to profitability very very quickly.

Chris Katje, Benzinga

Perfect. So, I want to get to one of our popular chat questions here I know you can't answer this. But everyone in the chat is talking about that large company that starts with an A. It's the name of a fruit. Again, I know you can't give us anything on whether or not you are involved with them but let me ask a different way here. When you partner with an automotive company or a player in electric vehicles, are you allowed to make an announcement and say that you're a partner, or is it all up to the automotive company to announce that deal or partnership.

Daniel Barel, CEO of REE Automotive

I would say it depends on the agreement. Let's put it this way - we are very strong believers that well done is much better than well said. I think that we came out of stealth less than two years ago. And I think that it states quite nicely that we've done quite a lot in the last two years, bringing us to where we are, we've got probably the biggest order book in the industry, the biggest TAM, and we're executing very very quickly into the market. Therefore I will not want to ruin surprises for anybody else but one should not be surprised if quite a few more announcements are going to follow in the next couple of quarters.

Chris Katje, Benzinga

Perfect, the other question I saw in the chat when we first started was some of our viewers want to know what the metallic object is that is behind you, on the screen here.

Daniel Barel, CEO of REE Automotive

The lamp.

Chris Katje, Benzinga

Yeah, they're asking about that lamp, it’s shining through here and everyone thinks that it just looks so cool so I gotta compliment you on that lamp.

Daniel Barel, CEO of REE Automotive

Thank you. I'm not known for internal design but I'll thank you for that.

Chris Katje, Benzinga

Any, any more questions from the chat here Mitch, I don't think I saw any more that we didn't hit on or that he hasn't already answered?

Mitch Hoch, Benzinga

Last thing I'd leave off on is we did get some questions on the mistubishi partnerships, so can you explain us a little bit more about how that partnership works?

Daniel Barel, CEO of REE Automotive

Yes. To the extent that I can, Mitsubishi is a very close partner and strategic partner for a few years now. Mitsubishi Corporation is one of the biggest trading companies in Japan. They own a few banks. I think the biggest convenience store in Japan or in Asia. As I said, stake in Mitsubishi Corporation and Mitsubishi Automotive and also Isuzu Trucks. We're collaborating with them on you, areas of bringing our technology to market. More specifically, more on the commercial side, and not on the supply side.

Mitch Hoch, Benzinga

Yeah. Excellent. So one thing we always mentioned here on Benzinga is the thing behind the thing and it looks to seem like this is another play in the thing behind the thing. So really appreciate you joining us Daniel, Chris go ahead and give a farewell here.

Chris Katje, Benzinga

Yeah no, that’s perfect Mitch, you know that thing behind the thing, the pick and shovel play, you know we're seeing a large addressable market for electric vehicles and REE Automotive here you know capturing that and providing access to multiple players in the industry. So, you know, thanks again, we have Daniel Barel the Co-Founder and CEO of REE Automotive going public and a SPAC deal that's ticker VCVC so thank you Daniel for joining us on the show today. We look forward to following your company's progress here.

Daniel Barel, CEO of REE Automotive

Thank you all for having me. It's been great.

Mitch Hoch, Benzinga

Thanks.

Additional Information

This communication is being made in respect of the proposed transaction involving REE Automotive Ltd. (“REE”) and 10X Capital Venture Acquisition Corp (“10X SPAC”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, REE will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of 10X SPAC in connection with 10X SPAC’s solicitation of proxies for the vote by 10X SPAC’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. REE and 10X SPAC also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of 10X SPAC’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about REE and 10X SPAC will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from REE’s website at https://ree.auto/. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from 10X SPAC’s website https://www.10xspac.com/.

Participants in the Solicitations

REE, 10X SPAC and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from 10X SPAC’s shareholders in connection with the proposed transaction. You can find more information about 10X SPAC’s directors and executive officers in 10X SPAC’s final prospectus dated November 24, 2020 and filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on REE’s and 10X SPAC’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond REE’s and 10X SPAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for REE or 10X SPAC to predict these events or how they may affect REE or 10X SPAC. Except as required by law, neither REE nor 10X SPAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect REE’s and 10X SPAC’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against REE or 10X SPAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of 10X SPAC or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of 10X SPAC or REE as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; REE’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; intense competition in the e-mobility space, including with competitors who have significantly more resources; ability to grow and scale REE’s manufacturing capacity through new relationships with Tier 1 suppliers; ability to maintain relationships with current Tier 1 suppliers and strategic partners; ability to make continued investments in REE’s platform; the need to attract, train and retain highly-skilled technical workforce; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact REE; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 10X SPAC’s final prospectus dated November 24, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by 10X SPAC.